SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Quarterly Financial Information as of March 31, 2007
(with independent auditors’ review report thereon)

(A translation of the original report in Portuguese as published in Brazil containing
Quarterly Financial Information prepared in accordance with accounting practices adopted in Brazil)

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Brazilian Corporation Law
QUARTERLY REPORT - Base-date–03/31/2007
NET SERVIÇOS DE COMUNICAÇÃO S.A.

Independent auditors' review report

To the Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.
São Paulo - SP

We have conducted a special review of the quarterly financial information (ITRs) of Net Serviços de Comunicação S.A. and the consolidated quartely information of the company and its subsidiaries as of and for the quarter ended March 31, 2007, comprising the balance sheet, the statements of income, management’s report, and the relevant information, prepared in conformity with accounting practices adopted in Brazil. The quartely financial (ITRs) of VIVAX S.A e Brasil TV a Cabo Participações S.A, as of and for the quarter ended March 31, 2007, were reviewed by other independent auditors and our special review, related to the amounts of investments in the amount of R$ 128,115 thousand (R$ 125,955 thousand in December 31, 2006) and the results of R$ 2,160 thousand for the quarter ended March 31, 2007 arising from these Companies, is based solely on the independent auditor’s review report of such independent auditors.

Our review was conducted in accordance with the specific rules set by the Institute of Independent Auditors of Brazil (IBRACON), and the Federal Council of Accounting, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational area of the Company and its subsidiaries as to the main criteria used in the preparation of the quarterly financial information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

Based on our special review and on the independent auditor’s report of other auditors, we are not aware of any relevant modification that ought to be made to the above mentioned quarterly information in order for it to comply with accounting practices adopted in Brazil and the rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of quarterly financial information .

April 18, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original in Portuguese signed by
Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 33300159783

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Jr.
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar Parte			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006
9 – AUDITOR’S NAME/ BUSINESS NAME KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 – PARTNER RESPONSIBLE Pedro Augusto de Melo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 011.512.108-03

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 33300159783

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 03/31/2007	2 - PRIOR QUARTER 12/31/2006	3 - SAME QUARTER PRIOR YEAR 03/31/2006
Paid-up Capital
1 – COMMON	111,822	110,676	1,613,225
2 – PREFERRED	183,559	181,677	2,341,438
3 – TOTAL	295,381	292,353	3,954,663
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM 01	2 – DATE OF CHANGE 01/02/2007	3 - CAPITAL STOCK AMOUNT (In thousand reais) 4,143,045	4 - AMOUNT OF THE CHANGE (In thousand reais) 70,404	5 – NATURE OF THE CHANGE Additional-paid-in capital	6 - NUMBER OF SHARE ISSUED (Thousand) 3,028	7 - SHARE PRICE ON ISSUE DATE (Reais) 23,250000000

01.10 – INVESTOR RELATIONS DIRECTOR

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2007	12/31/2006
1	Total Assets	2,537,975	2,496,969
1.01	Current Assets	361,508	343,489
1.01.01	Cash and Cash equivalents	262,649	252,125
1.01.01.01	Cash	22,818	2,402
1.01.01.02	Investments and securities	239,831	249,723
1.01.02	Receivables	53,930	50,652
1.01.02.01	Customers	0	0
1.01.02.01.01	Subscriber Accounts Receivable	0	0
1.01.02.01.02	Provision for Doubtful Accounts Receivable	0	0
1.01.02.01.03	Deferred Revenues	0	0
1.01.02.02	Several Credits	53,930	50,652
1.01.02.02.01	Accounts Receivable from Affiliated Company	53,930	50,652
1.01.03	Inventories	0	0
1.01.04	Other	44,929	40,712
1.01.04.01	Deferred Taxes	725	1,206
1.01.04.02	Taxes Recoverable	3,551	3,631
1.01.04.03	Other Current Assets	2,384	2,327
1.01.04.04	Related Parties	0	0
1.01.04.05	Programming Receivables from subsidiaries	21,073	17,255
1.01.04.06	Accounts Receivables – Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	17,196	16,293
1.02	Non Current Assets	2,176,467	2,153,480
1.02.01	Sundry Credits	102,489	101,400
1.02.01.01	Several Credits	20,815	20,470
1.02.01.01.01	Judicial Deposits	12,661	11,949
1.02.01.01.02	Prepaid Expenses	8,154	8,521
1.02.01.02	Credits with Affiliated Company	50,581	48,753
1.02.01.02.01	Credits with Associated Company	0	0
1.02.01.02.02	Credits with Subsidiary	50,581	48,753
1.02.01.02.03	Credits with other Affiliated Company	0	0
1.02.01.03	Other	31,093	32,177

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2007	12/31/2006
1.02.01.03.01	Deferred Taxes	5,311	6,015
1.02.01.03.02	Other Credits of Values	67	67
1.02.01.03.03	Accounts Receivable - Sale of Investments	25,715	26,095
1.02.02	Fixed Assets	2,073,978	2,052,080
1.02.02.01	Investments	2,033,535	2,007,613
1.02.02.01.01	Investments in Associated Companies	0	0
1.02.02.01.02	Investments in subsidiaries	0	0
1.02.02.01.03	Participation on Subsidiary	1,614,354	1,585,991
1.02.02.01.04	Participation on Subsidiary – Goodwill	419,181	421,622
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant & Equipment	40,443	44,467
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	0	0

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2007	12/31/2006
2	Total Liabilities	2,537,975	2,496,969
2.01	Current Liabilities	101,883	91,857
2.01.01	Loans and Financing	2,750	2,919
2.01.02	Debentures	24,505	5,729
2.01.03	Suppliers	25,818	23,166
2.01.04	Taxes and Contributions Payable	780	1,050
2.01.04.01	Fiscal Obligations	780	1,050
2.01.04.02	Income Tax Payable	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	18,773	35,321
2.01.06.01	Payroll and Related Charges	18,773	35,321
2.01.07	Related Parties	11,245	11,376
2.01.07.03	Accounts Payable to Subsidiaries	11,245	11,376
2.01.08	Other	18,012	12,296
2.01.08.01	Accounts and Expenses Payable	18,012	12,296
2.02	Non Current Liabilities	1,170,847	1,164,887
2.02.01	Long-term Liability	1,170,847	1,164,887
2.02.01.01	Loans and Financing	307,544	320,700
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.03.01	Programming Payable	0	0
2.02.01.04	Related Parties	30,493	6,389
2.02.01.04.01	Related Parties – Subsidiaries	30,493	6,389
2.02.01.04.02	Related Parties – Shareholders	0	0
2.02.01.04.03	Related Parties – Subsidiaries	0	0
2.02.01.04.04	Related Parties – Associated Companies	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	252,810	257,798
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0
2.02.01.06.02	Provision for Contingencies	252,810	257,798
2.02.01.06.03	Deferred Income Taxes	0	0
2.02.01.06.04	Provisions and Other Accounts Payable	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders Equity	1,265,245	1,240,225
2.04.01	Capital	4,143,045	4,072,641
2.04.02	Capital Reserve	285,520	355,924
2.04.02.01	Special Goodwill Reserve	221,873	292,277
2.04.02.02	Premiums on Issue of Debentures	54,945	54,945
2.04.02.03	Goodwill on Share Issues	8,702	8,702

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2007	12/31/2006
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0
2.04.04.02	Statutory Reserve	0	0
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3,163,320)	(3,188,340)
2.04.06	Advance for Future Capital Increase	0	0

Statements of Income
Years ended March 31, 2007 and 2006
(In thousands of Reais)

		Parent Company
		01/01/2007 a 03/31/2007	01/01/2007 a 03/31/2007	01/01/2006 a 03/31/2006	01/01/2006 a 03/31/2006
Account	Description
3.01	Gross Revenue of Sales and Services	46,191	46,191	14,240	14,240
3.02	Taxes and Other Deductions From Revenue	(6,582)	(6,582)	(1,593)	(1,593)
3.03	Net Revenues	39,609	39,609	12,647	12,647
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross Profit	39,609	39,609	12,647	12,647
3.06	Operating Expenses / Income	(18,905)	(18,905)	(5,100)	(5,100)
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative	(25,025)	(25,025)	(29,037)	(29,037)
3.06.02.01	General and Administrative Expenses	(19,776)	(19,776)	(24,269)	(24,269)
3.06.02.02	Depreciation and Amortization	(5,249)	(5,249)	(4,768)	(4,768)
3.06.03	Financial	(16,722)	(16,722)	(35,860)	(35,860)
3.06.03.01	Financial Income	10,218	10,218	6,935	6,935
3.06.03.02	Financial Expense	(26,940)	(26,940)	(42,795)	(42,795)
3.06.04	Other Operating Income	88	88	15,091	15,091
3.06.05	Other Operating Expense	(2,382)	(2,382)	(3,991)	(3,991)
3.06.05.01	Amortization of Goodwill on Investments	(2,441)	(2,441)	(3,647)	(3,647)
3.06.05.02	Other	59	59	(344)	(344)
3.06.06	Equity on investees	25,136	25,136	48,697	48,697
3.06.06.01	Equity on investees	25,136	25,136	48,697	48,697
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	20,704	20,704	7,547	7,547
3.08	Non Operating Income/(Loss)	4,316	4,316	(389)	(389)
3.08.01	Non Operating Income	4,336	4,336	31	31
3.08.02	Non Operating Losses	(20)	(20)	(420)	(420)
3.09	Income (loss) Before Income Tax	25,020	25,020	7,158	7,158
3.10	Income Tax Expenses	0	0	0	0
3.11	Deferred Income Taxes	0	0	0	0
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.15	Net Income (Loss) for the Year	25,020	25,020	7,158	7,158

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the providing of access to added value services, rendering other telecommunications services, any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below demonstrates the shareholding in the Company’s capital stock on March 31, 2007 and December 31, 2006:

	03/31/2007			12/31/2006

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	3.3%	26.0%	-	3.3%
Distel Holding S.A.	8.6%	-	3.3%	8.8%	-	3.3%
Globo Comunicação e Participações S.A.	1.7%	-	0.6%	1.5%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	16.0%	25.0%	-	16.0%
Embratel Participações Ltda.	36.2%	6.6%	17.8%	36.2%	6.6%	17.8%
Empresa Brasileira de Telecomunicações S.A. – Embratel	1.9%	8.6%	6.1%	1.9%	8.6%	6.1%
Other Shareholders	0.6%	84.8%	52.9%	0.6%	84.8%	52.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	111,822,137	183,559,312	295,381,449	110,675,783	181,677,538	292,353,321

The activity of the main subsidiaries consists of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. The Company has also offered Internet access services through its cable network in the most important cities in which it operates. The concession from Anatel, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services was granted to the subsidiaries in February 1997, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and have complied with the technical or economic requirements, technical or economic needed of the satisfaction of the needs of the community, including modernization of the system. In 2006, in partnership with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), the Company introduced its service Net Fone Via Embratel, as its entry into the “triple play” market (combined offer of video, voice and data services). The product functions as if it were a conventional telephone line and enables users to make local, long distance and international calls to any conventional (fixed) or cellular handset.

Management continues to focus on increasing the pay TV subscription base, broadband, Net Fone Via Embratel and to strengthen the loyalty policy of the existing subscription base, offering in an integrated and combined way several packages which reflect the needs of users of such services which is measured on the basis of satisfaction studies conducted by independent companies. With that, investments have been for the most part related to the cost of installing these new subscribers and to the acquisition of new equipment for expansion.

The growing introduction of digital TV, the possibility of offering packages of the several services in a combined way, the Company’s partnership with Embratel to exploit voice services on the basis of Embratel licenses, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	03/31/2007		12/31/2006

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Limited	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	-	-	100.00	-
Net Ribeirão Preto Ltda.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	-	-	100.00
Net Florianópolis Ltda.	78.13	21.87	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	-	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Shared control
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-
Associated companies
Brasil TV Cabo Participações S.A.	82.81	-	82.81	-
Vivax S.A.	14.57	22.14	14.57	22.14

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. The Company prepares annual and quarterly financial statements in accordance with Generally Accepted Accounting Principles in the United States – USGAAP.

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its corporate Financial Statements and USGAAP simultaneously.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and the United States of America.

On June 3, 2002 the Company executed the Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with the São Paulo Stock Exchange – BOVESPA, created to distinguish a select group of Companies, which have committed to adopting the distinct Corporate Governance Practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6,404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

In order to ensure the adequacy of corporate governance levels and adhesion to the requirements of USA Sarbanes-Oxley Act, the Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls required by the Sarbanes-Oxley Act.

2. Preparation Basis and Presentation of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices adopted in Brazil, provisions contained on the Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange Commission – CVM and pronouncements from the Brazilian Institute of Independent Auditors - IBRACON.

Description of the significant accounting practices:

a. Results

The results of operations are determined based on the accrual basis.

Income from services is recorded in the statements of income when services are rendered. Income is not recorded if there are significant uncertainties as to its realization.

b.	Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent years, may differ from these estimates. Significant estimates related to the Company’s financial statements are revised quarterly and annually and refer to the provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c.	Foreign currency

Foreign currency denominated assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet closing date and the differences arising from the currency translation were recorded in income for the period. In relation to the subsidiary located abroad, assets and liabilities were translated into reais at exchange rate ruling at the balance sheet date.

d.	Current assets

  Financial investments

  Cash and short-term investments are recorded at cost plus income accrued up to the balance sheet date.

  Provision for doubtful accounts

  This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

  Inventories

  Valued at the acquisition average cost, which does not exceed the market value. When necessary, a provision for obsolescence has been recorded.

  Other current assets

Presented at the net realizable value.

e.	Non Current assets

• Non current assets

Presented at the net realizable value.

• Investments

Presented at cost, combined with the following aspects:

•	The accounting practices adopted by the subsidiaries and associated companies are consistent with those adopted by the Company;

•	The direct and indirect interest held in the subsidiaries is valued according to the equity method accounting;

•	The financial statements of the subsidiary located abroad are converted into Reais, based on the exchange rate ruling at the balance sheet date and the corresponding exchange rate fluctuations are recorded in operating income;

•	The goodwill calculated on the acquisition of Investments in subsidiaries was based on the expectation of future earnings and is amortized according to the straight-line method over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.

• Property, plant and equipment

Property, plant and equipment is presented at cost of acquisition or construction. Depreciation is provided using the straight-line method at the annual rates mentioned in note 9, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals etc.) as inventory to be used and valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

  Deferred Charges

  Include the costs of the subscriber television residential internal network, Internet access and telephone, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

  Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated.

f. Current and non current liabilities

Recorded at known or estimated amounts, plus, when applicable, the corresponding charges, price level restatements or exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risks specifics to the liability and the attorney's opinion.

h. Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 60 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30% of taxable income. The subsidiary located abroad applies the tax practices which are in effect where it is located.

Deferred tax assets derived from tax losses, negative social contribution tax base and the temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.
The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable including credits arising from tax losses and negative social contribution tax base are assessed regularly on the basis of the Company’s business plan and when necessary provision for losses are recorded.

i. Deferred income

Refer to advanced revenues from Empresa Brasileira de Telecomunicações S.A. - Embratel, without any type of right of return which will be fiber optics rental appropriated to income of the year for the 10-year term and revenues with special projects and network access appropriated to income of year for the 6-year term.

j. Financial instruments

The Company has calculated the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the period.

k. Cash flow Statements

The Company has presented a cash flow statement elaborated in compliance with NPC 20 – Cash flow statement, issued by IBRACON – Instituto dos Auditores Independentes do Brasil.

l. Information disclosed in accordance with generally accepted accounting principles in the United States of America - USGAAP (not reviewed)

The Company has preferred shares traded as American Depositary Shares – ADS within the NASDAQ in the United States of America and is subject to the regulations of the US Securities and Exchange Commission – SEC. Each ADS represents 1 preferred share traded under the code NETC.

Accounting practices adopted in Brazil differ from USGAAP, applicable to the subscription television industry.

On March 31, 2007, the reconciliation of income for the year and of the shareholders’ equity, in accordance with accounting practices adopted in Brazil and USGAAP, is as follows:

	03/31/2007

		Shareholders’
	Net Income	Equity

In accordance with Brazilian Corporation Law	25,020	1,265,245
Appropriation of adhesion charge revenue	1,499	(8,803)
Costs due to subscriber installations	(563)	94,242
Deferred revenue for program content suppliers	1,130	(7,751)
Depreciation and amortization	(4,650)	(136,150)
Difference in criterion for goodwill	4,828	575,591
Difference in criterion for deferred income taxes	8,420	(11,717)
Difference Fixed Asssets / PP&E and Deferred	823	70,244
Other	2,791	(7,513)

Net income under USGAAP	39,298	1,833,388

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a consistent manner, in its financial statements prepared in accordance with accounting practices adopted in Brazil and USGAAP.

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest and those where there is shared control, as presented on note 1.

The consolidation process totals horizontally the balance of asset and liability accounts and income and expenses according to their nature, complemented by the following eliminations:

  Parent Company interest held in share capital, reserves and retained earnings of the subsidiaries;
  Minority interest, shares of net shareholder equity and earnings are highlighted;
  Balances of assets and liabilities resulting from transactions among the consolidated companies;

  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising assets and liabilities, income and expenses of the joint subsidiaries, TV Cabo e Comunicações Jundiaí S.A., were included in the consolidated financial statements in proportion to the interest of the Company held in their share capital.

4. Cash and cash equivalents

	Parent Company		Consolidated

	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Cash and banks	22,818	2,402	40,815	25,419
Certificates of bank deposit	1,033	249,723	5,313	481,038
Exclusive Investment funds	238,798	-	407,991	-

	262,649	252,125	454,119	506,457

Certificates of bank deposit and committed debentures are remunerated at an average rate of 100.0% of the CDI fluctuation.

The Company’s exclusive investment fund invests mainly in units of local fixed-income investment funds, multi-portfolio funds, credit rights investment funds and other assets.

The company seeks to maintain sufficient volumes of funds available to: (i) meet its working capital requirement; (ii) allocate to investments budgeted for in the business plan; and (iii) withstand adverse conditions that may diminish available treasury funds.

Those resources are allocated in order to: (i) seek yields compatible with the maximum volatility determined by risk and investment policies; (ii) ensure a highly diversified consolidated portfolio; (iii) avoid credit risk due to concentrating in a few bonds; and (iv) track changing market interest rates in Brazil and internationally.

5. Accounts receivable

	Consolidated

	03/31/2007	12/31/2006

Subscriber accounts receivable	247,804	230,074
(-) Deferred income	(115,962)	(111,849)
(-) Provision for doubtful accounts	(29,644)	(24,933)

	102,198	93,292

Deferred income refers to pre invoicing of monthly subscriptions, to be allocated to income by the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

The balance of the provision for doubtful accounts is made up of accounts receivable balances over 90 days in arrears.

During the period ended on March 31, 2007, the Company wrote-off subscriber accounts receivable against the provision for doubtful accounts of approximately R$ 5,121 (R$ 5.000 as of March 31, 2006), since these receivables were regarded as uncollectible.

6. Inventories

	Consolidated

	03/31/2007	12/31/2006

Material for maintenance of networks	45,525	28,337
Material for installations and technical assistance	29,885	27,193
Provision for obsolescence	(3,057)	(3,057)

	72,353	52,473

7. Current and non current deferred and recoverable taxes

	Parent Company		Consolidated

	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Recoverable taxes:
Income tax withheld at source	4,198	5,382	25,814	27,607
Recoverable federal taxes	1,838	1,839	20,067	31,078
Other	-	-	4,514	4,109

Total	6,036	7,221	50,395	62,794

Current	725	1,206	16,893	30,892
Non current	5,311	6,015	33,502	31,902

Deferred taxes:
Tax credits arising from goodwill upon merger
	-	-	126,387	147,633

Income tax:
Tax losses	-	-	230,795	230,909
Temporary differences	-	-	14,038	13,570

	-	-	244,833	244,479
Social contribution taxes:
Negative tax base	-	-	83,317	83,317
Temporary differences	-	-	4,372	4,208

	-	-	87,689	87,525

Total	-	-	458,909	479,637

Current	-	-	84,749	85,574
Non current	-	-	374,160	394,063
Tax credits arising from goodwill upon merger

Beginning January 2003, the operators started utilizing the tax credits arising from mergers, which are being amortized based on the straight-line method over a 72-month term based on the operators’ projections of taxable income.

During the period ended March 31, 2007, the operators amortized for tax purposes, credits in the amount of R$ 21,246, which generated tax benefits of R$ 14,055 as a deductible expense in the operators’ taxable income (R$ 19,466 on March 31, 2006).

Of this benefit, the amount of R$ 12,172 (R$ 16,901 on March 31, 2006) is derived from the goodwill from the merger of Globotel Participações S.A. in August 2001, and the remaining R$ 1,883 (R$ 2,565 on March 31, 2006) is related to the goodwill merged from the operators by the Company.

As of March 31, 2007 and December 31, 2006, the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	03/31/2007	12/31/2006

Net São Paulo Ltda.	85,933	98,210
Net Rio Ltda.	20,377	26,479
Net Belo Horizonte Ltda.	14,133	16,152
Net Brasília Ltda.	5,944	6,792

	126,387	147,633

An estimate of the amortization of tax credits beginning April 1, 2007 is shown below:

2007	63,737
2008	62,650

Total	126,387

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Offsetting tax losses and negative social contribution tax bases does not have any statute of limitations and is limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values at the average rate of the cost of capital of the Company (WACC) is shown below:

2007	477
2008	12,815
2009	40,664
2010	40,492
2011 to 2013	127,059
2014 to 2016	111,015

Total	332,522

Unrecorded portion of deferred tax assets	828,859

Total	1,161,381

Roll-forward of deferred income and social contribution tax on tax losses, negative social contribution tax base and temporary differences	Tax losses and negative tax base	Temporary differences	Total

Balances as of December 31, 2006	314,226	17,778	332,004
Realization of Income and Social Contribution taxes on temporary	-	632	632
differences

Constitution of Income Tax and Social Contribution taxes on tax	(114)	-	(114)
losses and negative tax bases

Balances as of March 31, 2007	314,112	18,410	332,522

The unrecorded portion of the deferred tax assets of R$ 828,859 is brought up to date with tax losses and accumulated negative social contribution bases until March 31, 2007.

Projections of results from operators considered annual amortization of tax credits resulting from mergers as well as the conclusion of the capital restructuring process and indicated recovery of the recorded tax credits and deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s management, the deferred tax assets recorded will be recovered in a maximum period of 10 years.

The projected results, which considered perpetuity, were translated discounted to present values using the average rate of the cost of capital of the Company (WACC) and compared to projections at face value and the lesser of the two amounts was considered to determine the amount to be recorded as deferred tax assets.

Additionally, the management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, for the purpose of increasing the profits of its operators.

The Company business plans are revised annually to reflect the changing economic scenario, market changes and the impact of Management’s decisions and include the following main assumptions:

  Focus on the broad band internet access service (Net Vírtua), in key markets where there is  high population density and available income, and the expansion of access to areas of lower  population density but which has a high degree of available income.
  Realization of course of action with subscribers to improve the subscription TV mix  subscribers, encouraging migration to packages which offer greater margins and better  perception of value in addition to added value services.
   Offer of new added value services to subscribers based  on pay per view products including film, sports and ala carte channel menu selections.
   Improved quality of services based on the outsourcing  of Customer Service and Information Technology areas which has decreased and should  continue to decrease the annual rates of subscriber cancellations and respective operating  costs.
  Launch of Net Digital (digital interactive TV), which contributes toward increased  income per subscriber and enables the Company to offer better quality products and  added value services.
  Continued expansion of key operating processes of the Company, such as sales,  installations and retentions, which have resulted in a reduction of costs per  subscriber.

  Consolidation of the Net Fone Via Embratel product, which is likely to provide gradual but steady growth of sales of Pay-TV packages integrated with broadband and fixed telephony products.

The tax credits installments which will be amortized against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing at year ended 2006. Consequently, these estimates may not realize in the future as expected due to the uncertainties interest to projections.

The conciliation of the income tax benefits/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Profit before income and social contribution taxes	25,020	7,158	50,987	27,012

Exclusion from income of the equity in earnings of the
subsidiaries and results	(29,423)	(48,697)	(2,160)	-
from the change in the percentage of interest in share capital

(Loss) profit before taxes	(4,403)	(41,539)	48,827	27,012

Combined tax rate of 34%	1,497	14,123	(16,601)	(9,184)

Permanent additions:
Nondeductible expenses	(495)	(341)	(3,877)	(569)

Permanent exclusions:
Tax effect of provisions on goodwill	-	-	14,056	19,466
Non-taxable revenues	-	-	69	-

Other items:
Income and social contribution taxes on unrecorded tax
losses and temporary differences for the period	(1,002)	(13,782)	1,619	(16,984)
Income and social contribution taxes on recorded tax losses
and temporary differences	-	-	632	8,606
Other tax credits (debits)	-	-	(590)	69

Revenues (expenses) of income tax and social security charges
on earnings for period less amortization of fiscal credit	-	-	(4,692)	1,404

Effective rate	0,00%	0,00%	9.20%	5.20%

Amortization of tax credit on goodwill	-	-	(21,246)	(21,246)

Income Tax and Social Contribution for the Period
	-	-	(25,938)	(19,842)

8. Investments

	Parent Company		Consolidated

	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Investments in subsidiaries and associated	1,614,354	1,585,991	128,115	125,955
companies
Goodwill on the acquisition of	419,181	421,622	437,308	442,135
investments

	2,033,535	2,007,613	565,423	568,090
Other investments	-	-	164	164

	2,033,535	2,007,613	565,587	568,254

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries is shown below:

a) Goodwill

	Balances on	Goodwill	Balances on
Companies	12/31/2006	amortization	03/31/2007

Brasil TV Cabo Participações S.A.	232,643	-	232,643
Vivax S.A.	153,154	-	153,154
Net Sul Comunicações Ltda.	35,501	(2,366)	33,135
Net Recife Ltda.	324	(75)	249

Total Parent Company	421,622	(2,441)	419,181
Antenas Comunitárias Brasileiras Ltda. – Blumenau	8,816	(661)	8,155
Net Londrina Ltda.	8,219	(636)	7,583
Net Paraná Comunicações Ltda.	1,773	(887)	886
Net São Paulo Ltda.	1,144	(172)	972
Other	561	(30)	531

Total Consolidated	442,135	(4,827)	437,308

b) Investments

Companies	Balances on 12/31/2006	Increase	Interest on own capital	Equity pickup	Gain and loss on share fluctuation	Write-off	Balances on 03/31/2007

Equity on earnings:
Subsidiaries:
Net São Paulo Ltda.	635,754	-	-	10,183	-	-	645,937
Net Rio Ltda.	420,684	-	-	5,746	-	-	426,430
Jonquil Ventures Limited.	27,160	-	-	721	-	-	27,881
TV Cabo e Com. de Jundiaí S.A.	6,097	-	(66)	810	-	-	6,841
Net Franca Ltda.	5,116	-	-	75	-	-	5,191
Net Recife Ltda.	4,798	-	-	3	-	-	4,801
Net Sul Comunicações Ltda.	199,438	-	-	(2,714)	-	-	196,724
Net São Carlos Ltda.	3,473	-	(38)	212	-	-	3,647
Net Indaiatuba Ltda.	1,821	-	-	(53)	-	-	1,768
Net Piracicaba Ltda.	141,174	-	-	3,712	-	(144,886)	-
Net Florianópolis Ltda.	-	144,886	(960)	4,078	4,291	-	152,295
Reyc Comércio e Participações Ltda.	14,521	-	-	203	-	-	14,724

	1,460,036	144,886	(1,064)	22,976	4,291	(144,886)	1,486,239

Associated companies:
Brasil TV Cabo Participações S.A.	75,926	-	-	1,298	-	-	77,224
Vivax S.A.	50,029	-	-	862	-	-	50,891

	125,955	-	-	2,160	-	-	128,115

	1,585,991	144,886	(1,064)	25,136	4,291	(144,886)	1,614,354

c) Information related to subsidiaries and associated companies

	March 31, 2007

				Interest in

				Share	Voting					Effect on the
	Shares ON	Shares PN	Quotas	capital	stock	Shareholders	Share			Parent
Companies	(thousand)	(thousand)	(thousand)	(%)	(%)	’ equity	capital	Results	Investment	Company
										results

Subsidiaries:
Net São Paulo Ltda.	-	-	42,830	97.40	-	663,155	497,759	10,454	645,937	10,183
Net Rio Ltda.	-	-	27,047,186	100.00	-	426,430	270,472	5,746	426,430	5,746
Jonquil Ventures Limited.	-	-	1	100.00	-	27,881	2	721	27,881	721
TV Cabo e Com. de Jundiaí S.A.	12,985	-	-	50.00	50.00	13,681	7,500	1,620	6,841	810
Net Franca Ltda.	-	-	3,097,554	100.00	-	5,191	30,976	75	5,191	75
Net Recife Ltda.	-	-	2,675,720	100.00	-	4,801	26,757	3	4,801	3
Net São Carlos Ltda.	-	-	8,800	100.00	-	3,647	8,800	212	3,647	212
Net Indaiatuba Ltda.	-	-	632,030	100.00	-	1,768	6,321	(53)	1,768	(53)
Net Piracicaba Ltda.	-	-	-	-	-	-	-	-	-	3,712
Net Sul Comunicações Ltda.	-	-	65,552,565	100.00	-	196,724	655,526	(2,714)	196,724	(2,714)
Net Florianópolis Ltda.	-	-	14,488,566	78.13	-	194,913	185,932	5,832	152,295	4,078
Reyc Comércio e Participações Ltda.	-	-	921	26.94	-	54,656	313,262	753	14,724	203
Associated companies:
Brasil TV Cabo Participações S.A.	14,804	61,148	-	82,81	48.42	93,257	91,721	1,567	77,224	1,298
Vivax S.A (*)	5,034	11,056	-	14,57	34.42	349,184	478,194	5,916	50,891	862

									1,614,354	25,136

(*) The market value of the shares negotiated at BOVESPA (São Paulo Stock Exchange) corresponded to R$46,50 on March 31, 2007.

On October 11, 2006, the Company and certain shareholders of Vivax entered into contracts under which the Company initially acquired a minority holding of 36.7% of Vivax, being 14.6% directly and 22.1% indirectly, by its minority interest in BTVC and will subsequently acquire control of Vivax.

The acquisition of control is subject to prior authorization from the Brazilian Telecommunications Agency (ANATEL – Agência Nacional de Telecomunicações).

The amount of goodwill linked to the shares of Vivax S.A. and Brasil TV Cabo Participações S.A. are based on the expectation of future profitability and will be amortized from the acquisition of total control of Vivax which will enable operating efficiency, aiming at the increase of profits in 10 years.

Continuing the restructuring process announced on 2002, on January 31, 2007 the subsidiary Net Florianópolis Ltda. incorporated the subsidiaries Net Piracicaba Ltda. and Net Joinville Ltda. and the subsidiary Net Paraná Ltda. incorporated Net Curitiba Ltda.

9. Property, plant and equipment

Taking into account recent technological innovations, the Company, based on studies conducted by the technical area in conjunction with independent experts, concluded that the useful life of its network main components was not reflecting adequately the current improvements and the actual capacity of generating revenues. The Company’s management, on the basis of these studies and its business plans decided to have its accounts reflect technological and market changes as of January 1, 2007, by revising accounting estimates for useful life and depreciation rates as follows:

Description	Useful life (years)		Annual Rate of Depreciation

	Prior	Revised	Prior	Revised

Network central - Head End	15	10	6.67	10
Head End – DataCenter	15	5	6.67	20
External network	12	12	8.33	8.33
Optic fiber	15	12	6.67	8.33
Internal network – MDU	15	12	6.67	8.33
Terminals	10	5	10	20
Information technology equipment	5	3	20	33.33
Software - Applications	5	3	20	33.33
Software - Corporate	5	5	20	20

The new average depreciation rates for each category of assets were calculated on the basis of the new useful life defined on studies of revised accounting estimates.

The consolidated effect on this accounting estimate change in the results accumulated in the period of January 1st to March 31, 2007 in relation to depreciation rates previously adopted is a reduction in depreciation expenses in the amount of R$ 31,333.

		Parent Company

	Average annual rate of depreciation - %	Balances on			Balances on
		12/31/2006	Additions	Write offs	03/31/2007

Property, plant and equipment in use
Software - Applications	33.33	40,588	10	-	40,598
Software - Coporate	20	121,542	1,002	-	122,544
Machinery and equipment	10	1,072	16	-	1,088
Furniture and fixtures	10	2,300	42	-	2,342
Installations	10	4,482	-	-	4,482
Improvements and buildings	4	438	-	-	438
Vehicles	20	312	-	-	312
Information technology equipment	33.33	11,042	155	(84)	11,113

		181,776	1,225	(84)	182,917
Accumulated depreciation		(137,309)	(5,249)	84	(142,474)

		44,467	(4,024)	-	40,443

			Consolidated

	Average annual rate of depreciation - %	Balances		Write offs/	Balances
		on	Additions	Transfers	on
		12/31/2006			03/31/2007

Signal distribution network
Network central	10	149,676	8,294	(946)	157,024
Data center	20	38,519	10,694	-	49,213
External network	8.33	1,141,966	14,179	(3,800)	1,152,345
Internal network	8.33	276,187	4,339	(158)	280,368
De-codifiers	20	424,925	1,857	(3,629)	423,153
Digital De-codifiers	20	116,271	36,646	-	152,917
Cable modem	20	100,653	5,402	(4)	106,051
Inventories to be used in	-	154,440	23,484	13,632	191,556
property, plant and equipment
Advances to suppliers and
property, plant and equipment	-	17,288	259	(14,431)	3,116
in progress

		2,419,925	105,154	(9,336)	2,515,743
Property, plant and equipment in
use
Software - Applications	33.33	62,718	309	-	63,027
Software - Corporate	20	175,699	4,713	-	180,412
Machinery and equipment	10	22,745	449	(19)	23,175
Furniture and fixtures	10	13,322	350	(2)	13,670
Installations	10	16,352	52	-	16,404
Improvements and buildings	4	26,531	859	-	27,390
Vehicles	20	3,838	-	(301)	3,537
Information technology	33.33	47,948	966	(121)	48,793
equipment
Tools	20	15,482	1,698	(922)	16,258
Land	-	2,999	1	-	3,000
Other	Sundry	2,547	-	-	2,547

		390,181	9,397	(1,365)	398,213

		2,810,106	114,551	(10,701)	2,913,956

Accumulated depreciation		(1,740,624)	(70,139)	8,805	(1,801,958)

		1,069,482	44,412	(1,896)	1,111,998

10. Deferred Charges

			Consolidated

			03/31/2007		12/31/2006

	Average annual rate		Accumulated	Net	Net
	amortization - %	Cost	Amortization	Amount	Amount

Residential installations	16.67	435,767	(275,225)	160,542	140,171
Digital TV Project	20	5,724	(2,642)	3,082	3,368

		441,491	(277,867)	163,624	143,539

11. Programming Suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Parent Company		Consolidated

	Current liabilities		Current liabilities

Description	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Related Parties
Net Brasil S.A.	-	-	67,664	67,356
Globosat Programadora Ltda.	-	-	4,802	5,179

	-	-	72,466	72,535

Third parties	21,438	16,524	21,480	17,516

Total	21,438	16,524	93,946	90,051

Consolidated				Operating Income

	Programming		Program schedule		Sales commissions		Total
			guide (TV Guide)

Companies	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Related Parties
Net Brasil S.A.	(99,303)	(109,243)	-	-	(362)	(360)	(99,665)	(109,603)
Globosat Programadora Ltda.	(11,774)	(9,049)	-	-	-	-	(11,774)	(9,049)
Editora Globo S.A.	-	-	(2,993)	(3,312)	-	-	(2,993)	(3,312)

Third parties	(41,710)	(11,209)	-	-	-	-	(41,710)	(11,209)

Total	(152,787)	(129,501)	(2,993)	(3,312)	(362)	(360)	(156,142)	(133,173)

The negotiations are still ongoing and involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$ 30,723 which has been price level restated based on the IGP-M (General Market Price Index) and are recorded under current liabilities. Management is in the final stage renegotiating and shall effect the settlement during the year of 2007.

Net Brasil S.A., as a company controlled by Distel Holding S.A., acts on its own behalf to negotiate with or engage producers and suppliers of audiovisual programming for the acquisition of Brazilian content, thus obtaining better conditions for prices and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity.

Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.

The Company can contract new international content channels directly from the programmers.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are negotiated through a consortium set up between the Company associated with Globosat Programadora Ltda. to jointly exploit the goods, rights and resources dedicated to the transmission and sale of such events, for a term that is in accordance with the duration of each event subject to the consortium.

The values and terms of the programming contracts with Companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March 2005, the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually based on the IGP-M.

12. Loans and financing

			Parent Company and
			Consolidated

		Interest
Foreign currency	Indexer	rate p.a.	03/31/2007	12/31/2006

Guaranteed Perpetual Notes:	US$	9.25%	310,294	323,619

Total Guaranteed Perpetual Notes			310,294	323,619

Current			2,750	2,919
Non current			307,544	320,700

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (“9.25% Guaranteed Perpetual Notes”) in the amount of R$ 326.966 with indefinite expiration, annual interest rate of 9.25%, with quarterly payment as of February 28, 2007, and warranty of all the Company's controlled companies except Jonquil Ventures Limited, TV Cabo e Comunicações de Jundiaí S.A. and Televisão a Cabo Criciúma Ltda. The Company has the option of settling the note in full as of November 27, 2009.

On February 28, 2007, the Company paid interest in amount of R$ 8,767 related to the Perpetual Notes.

The installments described in Non-Current Liabilities must be paid by the Company’s Management as follows:

Parent Company
Year of maturity:	and Consolidated

As of November 27, 2009	307,544

Total	307,544

The costs of issuing Guaranteed Perpetual Notes in the amount of R$ 8,699, were capitalized as advance expenses and are appropriated to earnings for the term of the option for settling the note.

13. Debentures

On December 1st, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate (locally CDI) + 0.70% . Under the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (local acronym CVM), the Company has the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

The debentures issued and placed can be broken down as follows:

			Parent Company and
			Consolidated

	Quantity in circulation		Balances on

	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	604,505	585,729

Current			24,505	5,729
Non current			580,000	580,000

The installments classified in Non Current Liabilities have the following payment schedule:

Parent Company
Year falling due:	and Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the
issue date	Single issue – R$ 10

Total number issued	58,000 debentures

Date issued	December 1st, 2006

Final due date	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The value of amortization will be 25% of the Nominal Unit Value of the Debentures, on the following dates:
December 1st, 2010, December 1st, 2011, December 1st, 2012 and December 1st, 2013.

Remuneration	Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day “Over extra group” (ID rate) plus exponential spread of
0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st or on the immediate subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-The ratio of Consolidated Net Debt to EBITDA must not be equal to or exceed 2.5.
-The ratio of EBITDA to Consolidated Net Interest Charges must be kept at 1.5 or more.
-Restrictions to new debt, sale of assets, distribution of dividends and repurchase of its own shares.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices adopted in
Brazil.
-Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
-Keep insurance coverage according to the normally adopted practices of the Company and as described in the
Definitive Prospectus.

The Company does not present any events of noncompliance with the financial indexes mentioned above as of March 31, 2007.

The costs of the 6th issuing of debentures in the amount of R$ 4,103, were capitalized as prepaid expenses and will be amortized according to the term of the debenture issuance contract.

14. ECAD - copyrights accounts payable

Refer to amounts payable to the Central Payment and Distribution Office – ECAD, a body which acts as the legal representative for artists and authors in the collection and distribution of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the collection of these amounts and made judicial deposits in the amount of R$ 40,336

(R$ 36,242 on December 31, 2006). On March 31, 2007, the values paid to ECAD totaled R$ 47,068 (R$ 42,436 on December 31, 2006).

15. Related Parties Transactions

The main asset and liability balances on March 31, 2007, as well as transactions with related parties which impact the results of the year were conducted under normal market conditions taking the respective operations into account and are shown below:

Parent Company	Current assets

	Receivable Programming		Related Parties		Total

Companies	03/31/2007	12/31/2006	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Subsidiaries
Net Rio Ltda.	4,880	4,006	45,503	42,223	50,383	46,229
Net Brasília Ltda.	770	640	411	401	1,181	1,041
Net Campinas Ltda.	614	528	424	419	1,038	947
Net Belo Horizonte Ltda.	1,241	1,119	793	796	2,034	1,915
Net São Carlos Ltda.	80	68	46	44	126	112
Net Sul Comunicações Ltda.	1,314	1,154	761	764	2,075	1,918
Net Goiânia Ltda.	312	258	196	199	508	457
Net Ribeirão Preto Ltda.	232	199	137	136	369	335
Net São Paulo Ltda.	7,547	6,057	3,735	3,712	11,282	9,769
Net Sorocaba Ltda.	193	163	140	138	333	301
DR-Empresa de Distrib. E Recep. de TV Ltda.	1,046	769	431	452	1,477	1,221
Net Paraná Comunicações Ltda.	738	634	442	441	1,180	1,075
Net Florianópolis Ltda.	396	332	323	211	719	543
TV Cabo e Comunicações de Jundiaí S.A.	210	165	-	-	210	165
Other	1,500	1,163	588	716	2,088	1,879

Total	21,073	17,255	53,930	50,652	75,003	67,907

Parent Company	Non-current Assets

			Advances for future capital
	Related Parties		increases		Total

Companies	03/31/2007	12/31/2006	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Subsidiaries
Net Rio Ltda.	41,980	42,110	-	-	41,980	42,110
Net Brasília Ltda.	-	125	-	-	-	125
Net Campinas Ltda.	-	53	-	-	-	53
Net Belo Horizonte Ltda.	-	141	-	-	-	141
Net São Carlos Ltda.	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	-	138	-	-	-	138
Net Goiânia Ltda.	-	8	-	-	-	8
Net Ribeirão Preto Ltda.	-	8	-	-	-	8
Net São Paulo Ltda.	2,512	239	-	-	2,512	239
Net Paraná Comunicações Ltda.	-	57	-	-	-	57
Net Florianópolis Ltda.	221	24	-	-	221	24
TV Cabo e Comunicações de Jundiaí S.A.	6	-	1,352	1,352	1,358	1,352
Other	20	8	-	-	20	8

Total	44,739	42,911	5,842	5,842	50,581	48,753

Parent Company	Current liabilities			Non-current Assets

	Suppliers	Related Parties		Related Parties

Companies	03/31/2007	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Subsidiaries
Jonquil Ventures Limited	-	-	-	27,881	6,291
Net Rio Ltda.	-	-	-	636	-
Net Belo Horizonte Ltda.	-	-	-	600	-
Net Piracicaba Ltda.	-	11,245	11,245	-	-
Net Indaiatuba Ltda.	-	-	-	129	-
Net Paraná Ltda.	-	-	-	114	-
Other	-	-	-	1,133	98

	-	11,245	11,245	30,493	6,389
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	148	-	98	-	-

	148	-	98	-	-
Associated
BCP S.A.	81	-	33	-	-

	81	-	33	-	-

Total	229	11,245	11,376	30,493	6,389

Parent Company				Operating Income

					Services revenue and Repass of administrative expenses

	Telecommunications		Financial				Total

Companies	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Subsidiaries
Net Belo Horizonte Ltda. (*)	-	-	(2)	6	4,464	1,051	4,462	1,057
Net Rio Ltda. (*)	-	-	3,294	5,437	12,820	3,326	16,114	8,763
Net Brasília Ltda. (*)	-	-	-	3	2,287	522	2,287	525
TV Cabo e Comun. Jundiaí S. A.	-	-	-	(1)	165	334	165	333
Net Campinas Ltda. (*)	-	-	4	2	2,357	524	2,361	526
Net Sul Comunicações Ltda.	-	-	2	915	4,308	1,070	4,310	1,985
Net São Paulo Ltda.	-	-	25	(2,696)	20,977	4,933	21,002	2,237
ITR – Emp. De Distrib. E Recep. De TV	-	-	(10)	-	2,533	-	2,523	-
Ltda.
Net Paraná Comunicações Ltda.	-	-	(2)	-	2,504	-	2,502	-
Net Florianópolis Ltda.	-	-	2	-	1,864	-	1,866	-
Net Sorocaba Ltda.	-	-	-	-	788	-	788	-
Net Goiânia Ltda.	-	-	-	-	1,110	-	1,110	-
Other	-	-	-	6	4,328	3,181	4,328	3,187

	-	-	3,313	3,672	60,505	14,941	63,818	18,613

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	(438)	(495)	-	-	-	-	(438)	(495)

	(438)	(495)	-	-	-	-	(438)	(495)
Associated
BCP S.A.	(64)	(59)	-	-	-	-	(64)	(59)

	(64)	(59)	-	-	-	-	(64)	(59)

Total	(502)	(554)	3,313	3,672	60,505	14,941	63,316	18,059

(*) On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. to the subsidiary Net Rio Ltda. The adjusted price was based on the companies’ shareholders’ equity and shall be settled in three annual installments beginning August 15, 2006 and price level restated according to the fluctuation of the CDI plus 4% interest per year beginning December 15, 2005. The receivables are included under the heading related parties classified under current and non current assets.

Consolidated		Current assets			Non-current	Total
					Assets

	Accounts receivable		Related Parties		Related
					Parties	Assets

Companies	03/31/2007	12/31/2006	03/31/2007	12/31/2006	03/31/2007	03/31/2007	12/31/2006

Subsidiaries
TV Cabo e Comun. Jundiaí S. A.	-	-	101	10	4	105	10

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	14,140	10,914	-	14,140	10,914
Globo Comunicação e Participações S.A.	88	-	-	-	-	88	-

	88	-	14,140	10,914	-	14,228	10,914
Associated
Globosat Programadora Ltda.	247	99	-	-	-	247	99

Total	335	99	14,241	10,924	4	14,580	11,023

	Liabilities Current		Liabilities Non-current
Consolidated						Total

			Related	Revenues from
	Suppliers		Parties	future reporting periods		Liabilities

Companies	03/31/2007	12/31/2006	03/31/2007	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	10,714	6,173	1,820	32,703	29,491	45,237	35,664

Subsidiaries
TV Cabo e Comun. Jundiaí S. A.	-	-	3	-	-	3	-

Associated
Brasilcenter Comunicações Ltda	1,658	1,759	-	-	-	1,658	1,759
BCP S.A.	595	187	-	-	-	595	187
Infoglobo Comunicações Ltda.	-	8	-	-	-	-	8
TESS S.A.	5	-				5
Americel S.A.	-	16		-	-	-	16

	2,258	1,970	-	-	-	2,258	1,970

Total	12,972	8,143	1,823	32,703	29,491	47,498	37,634

Consolidated						Operating Income

	Lease	Financial
	revenue/		Telecommunications		Programming		Program schedule		Sales commissions		Total
	telec.						guide (TV Guide)

Companies	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Shareholders
Globo Comunicação e
Participações S.A.	88	(2)	(36)	(21)	-	-	-	-	-	-	52	(23)
Emp. Brasil. de Telecom.
S.A. – Embratel	10,473	-	(16,651)	(6,528)	-	-	-	-	-	-	(6,178)	(6,528)

	10,561	(2)	(16,687)	(6,549)	-	-	-	-	-	-	(6,126)	(6,551)
Associated
Net Brasil S.A.	-	-	-	-	(99,303)	(109,243)	-	-	(362)	(360)	(99,665)	(109,603)
Globosat Programadora
Ltda.	659	-	-	-	(11,774)	(9,049)	-	-	-	-	(11,115)	(9,049)
Editora Globo S.A.	-	-	-	-	-	-	(2,993)	(3,312)	-	-	(2,993)	(3,312)
Infoglobo Comunicações
Ltda.	-	-	(13)	-	-	-	-	-	-	-	(13)	-
Distel Holding S.A.	-	-	-	(25)	-	-	-	-	-	-	-	(25)
BCP S.A.	-	-	(545)	(69)	-	-	-	-	-	-	(545)	(69)
Brasilcenter
Comunicações Ltda	-	-	(2,511)	(535)	-	-	-	-	-	-	(2,511)	(535)
BSE S.A.	-	-	-	(14)	-	-	-	-	-	-	-	(14)
Americel S.A.	-	-	(48)	-	-	-	-	-	-	-	(48)	-
TESS S.A.	-	-	(45)	(169)	-	-	-	-	-	-	(45)	(169)

	659	-	(3,162)	(812)	(111,077)	(118,292)	(2,993)	(3,312)	(362)	(360)	(116,935)	(122,776)

Total	11,220	(2)	(19,849)	(7,361)	(111,077)	(118,292)	(2,993)	(3,312)	(362)	(360)	(123,061)	(129,327)

The balances of credits and debits with the Associated Companies, except receivables from Net Rio Ltda. are subject to interest of 12% p.a., with an indeterminate maturity date.

Transactions related to the acquisition of programming, exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown in explanatory note 11.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

Since November, 2005, the Company and Empresa Brasileira de Telecomunicações S.A. – Embratel, whereby they would jointly be offering telephony services to the Company subscribers. The new business model offers an Embratel voice product to current and potential Company’s subscribers under revenue sharing using the Company's bidirectional network. By implementing this business, the company may then offer to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March, 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (STFC – Serviço Telefônico Fixo Comutado), multimedia service (SCM – Serviço de Comunicação de Multimídia) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

Net Fone revenue – Remuneration is based on 50% of the net revenue from accounts invoiced by Embratel (Net Fone), after deducting interconnection costs.

Special projects – Remunerated on the basis of percentage of costs incurred by each project. Network access revenue – Remunerated on the basis of Net Fone installation costs.

Optic fiber lease revenue – Remunerated in accordance with specific contract including usual market condition.

Other transactions as Vírtua link, voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

16. Provisions for Contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies, arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts are required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

		Parent Company

		03/31/2007		12/31/2006

		Judicial
	Provision	deposits	Net	Net

Labor	909	(600)	309	761
Civil	602	(369)	233	600
Tax	251,069	(60)	251,009	255,950
Social Security	230	-	230	229

Total	252,810	(1,029)	251,781	257,540

Status of the processes for the year

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances as of December 31, 2006	1,019	600	255,950	229	257,798
Additions to the provision	98	2	5	-	105
Price level restatement	-	-	3,939	1	3,940
Use, Reversions and Reclassifications	(208)	-	(8,825)	-	(9,033)

Balances as of March 31, 2007	909	602	251,069	230	252,810

Judicial Deposits	(600)	(369)	(60)	-	(1,029)

Net balance of the contingencies	309	233	251,009	230	251,781

		Consolidated

		03/31/2007		12/31/2006

		Judicial
	Provision	deposits	Net	Net

Labor	19,389	(6,096)	13,293	12,515
Civil	25,796	(13,251)	12,545	17,906
Tax	523,900	(71,566)	452,334	455,764
Social Security	6,630	(3,591)	3,039	5,660

Total	575,715	(94,504)	481,211	491,845

Status of the processes for the year

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances as of December 31, 2006	17,905	26,111	526,447	6,494	576,957
Additions to the provision	4,494	626	3,152	-	8,272
Price level restatement	-	52	7,782	136	7,970
Use, Reversions and Reclassifications	(3,010)	(993)	(13,481)	-	(17,484)

Balances as of March 31, 2007	19,389	25,796	523,900	6,630	575,715

Judicial Deposits	(6,096)	(13,251)	(71,566)	(3,591)	(94,504)

Net balance of the contingencies	13,293	12,545	452,334	3,039	481,211

The Company has made a number of judicial deposits linked to the processes related to taxes under legal dispute.

Tax liabilities and charges calculated and collected by the Company and its subsidiaries, as well as the respective income declarations, fiscal and corporate ownership records are subject to examination by the tax authorities for a number of prescribed periods in accordance with the applicable legislation.

I) Labor contingencies

Labor cases involving the Company and its subsidiaries comprise 772 lawsuits, mostly arising from employees' claims in relation to overtime, mandatory annual bonus (13th wage), prior notice, vacations and Severance Fund (FGTS). The Company made judicial deposits of R$ 6,096 (R$ 5,390 on December 31, 2006) in relation to labor cases.

II) Civil contingencies

The Company’s civil-law contingencies mainly arise from actions for termination of contract brought by subscribers claiming damages for harm allegedly caused by non-performance; actions seeking revision of post-leasing contracts from a number of electricity companies, and actions related to the revision of certain terms of the standard contract used by operators, specifically monthly fee increases in April 1999. Management provisioned the amount of R$ 13,316 (R$ 13,610 on December 31, 2006).

Additionally, the Board of Directors of the Brazilian anti-trust agency (CADE – Conselho Administrativo de Defesa Econômica), alleging non-competitive conduct regarding the purchase of the company Antenas Comunitárias Brasileiras Ltda. by DR – Empresa de Distribuição e Recepção de TV Ltda. has levied an administrative decision fine of 25% on the revenue of this company and 20% on the revenue of Antenas Comunitárias Brasileiras Ltda., in both cases relating to the fiscal year of 2000. Seeking to annul the fine, the Company obtained a court order suspending the effects of the administrative decision taken by the anti-trust agency. Management provisioned the amount of R$ 5,607 (R$ 5,607 on December 31, 2006).

III) Tax and social security contingencies

The following are the main tax and pensions/social security contingencies:

a.	Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The states, in which the subsidiaries operate, adhered to the ICMS 57/99 agreement, except for the State of Rio Grande do Sul, which has been taxing services at the rate of 12%. The subsidiaries from Rio Grande do Sul are depositing in court, and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against taxation of its services in this State in the amount of R$ 38,081 (R$ 36,879 on December 31, 2006).

Some subsidiaries were objecting to taxation of their broadband Internet services through their cable networks and claiming recognition of this activity as part of the service of pay-TV service in accordance with the Anatel agency regulations, thus being liable for the corresponding ICMS taxation on revenue and enjoying the same benefit. Based on the opinion of its lawyers, the Company has discontinued the lawsuits, thus requesting the conversion of the judicial deposits in benefit of the State Treasury Office. The provisions amount to R$ 23,227 (R$ 23,227 on December 31, 2006), which shall be reverted when the judicial deposits be redeemed by the State Treasury Office.

Due to arrears in the payment of ICMS tax, the tax authorities issued an assessment against the subsidiary Net Rio Ltda., alleging that the company lost the right to benefit from the reduced calculation base as stated in Agreement No. 57/99, as of the month of competence November, 2001. Based on outside lawyers' opinion, Management obtained an injunction and the sentence explained that ICMS could have been collected using the reduced calculation base benefit except for the period of November, 2001 through January, 2002. Management set aside provisioning for the period of November and December, 2001 and March and April, 2002, plus the corresponding charges in the amount of R$ 27,129 (R$26,595 on December 31, 2006).

A tax assessment notice was issued against Net Rio Ltda. for excluding adhesion fees from the calculation base for ICMS in the period of December, 1996 to September, 1999. In its defense, the subsidiary is alleging that the procedures used were based on Resolution No. 2,585/95 of the Rio de Janeiro regional office of the federal taxation authority, which states that the adhesion fee does not comprise a communication service, whereas payment for programming does comprise such a service and is therefore not taxable revenue for the purposes of ICMS tax. Some of these assessments were decided against the Company in the administrative sphere and are now in the judicial sphere. We obtained a ruling favoring the Company in 2006.

There are judicial deposits for certain tax enforcement liabilities in the amount of R$ 8,583 (R$ 8,583 on December 31, 2006). Management made provision for this item in the amount of R$ 13,532 (R$ 13,315 on December 31, 2006).

b. INSS

Net Rio Ltda. and Net São Paulo Ltda. subsidiaries received several tax notices for debit (NFLD – Notificação fiscal de lançamento de débito) alleging lacks of supporting documentation for withholding from third parties. Management provisioned the amount of R$ 6,122 (R$ 5,988 on December 31, 2006).

The Company brought actions against the INSS alleging that it was unconstitutional to levy charges in relation to Workplace Accident Insurance (Seguro de Acidente do

Trabalho – SAT). We lost in the Courts of 1st, 2nd, and 3rd instance and provisioned the amount of R$ 165 (R$165 in December 31, 2006).

c. Tax on financial transactions (IOF – Imposto sobre operações financeiras)

The Company conducted transactions with its subsidiaries through a merchant current account and on the basis of the opinion of its outside legal advisors, and believes that these operations are not liable for the IOF. However, considering certain unfavorable decisions in district Federal courts, Management is maintaining provisioning in the amount of R$ 48,979 (R$ 56,970 on December 31, 2006) for the parent company and R$ 91,336 (R$ 100,742 on December 31, 2006) for the consolidated company. Management believes that income derived from transactions registered in merchant current account is not subject to income tax at source.

d. Withholding tax on foreign currency bonds

Bonds are not subject to IRRF, since the average minimum period for amortization is over 96 months. Arising from the rights exercised on behalf of the holders of the bonds, and the default or delinquency situation related to the debt restructuring process, Management provisioned the amount of R$ 125,891 (R$ 123,648 on December 31, 2006).

e. Income Tax and Social Contribution on net income

The Company and certain operators received assessment notices due to their fully offsetting tax losses and having a negative base for the Social Contribution on Net Income in the 1994 base year, with alleged non-compliance with the 30% limit stipulated by Law No. 8,981/95. Management provisioned the excess amount of compensation of R$ 8,887 (R$ 8,719 on December 31, 2006).

In December, 2003, the subsidiary Cabodinâmica TV Cabo São Paulo S.A., taken over by Net São Paulo Ltda., received a tax assessment notice from the federal tax authorities in relation to the deductibility of loan expenses and financial charges owed to foreign based companies when calculating income tax and social security contribution. The Operator defended its case against the notice by arguing that the transaction was not conducted in Brazil and was thus exempt from taxes and is now awaiting a decision on the case. Management constituted provision in the amount of R$ 11,355 (R$ 11,125 on December 31, 2006).

f. Income tax withheld at source

The Company sought an injunction against withholding income tax at source on earnings from its hedging operations in the amount of R$ 16,942 and preliminary orders in the amount of R$ 7,869. In all cases, preliminary orders were granted authorizing non-withholding for the tax in question. Based on the opinion of its outside legal advisors, Management constituted provision for financial liabilities due to the delay in withholding the tax, in the amount of R$ 1,219 (R$ 1,202 in

December 31, 2006) and did not constitute provision for the tax since, if the action fails, the amount will be collected and entered as tax credit.

In September, 2003, the Tax Federal Office brought an action against Net Rio Ltda. for not withholding income tax at source in relation to a loan transaction between the Company and Net Rio Ltda. Such action was refuted with the argument that the transfer of funds does not constitute a loan and is awaiting the decision.
Management constituted provisioning for the fine and interest charges on the tax in the amount of R$ 12,091 (R$ 11,847 on December 31, 2006).

g. Services Tax (ISS – Imposto sobre serviços)

The Net São Paulo Ltda. subsidiary is defendant in three tax enforcement cases brought by the Municipality of São Paulo to charge ISS on the adhesion fee. The Company has provisioned the amount of R$ 3,225 (R$ 3,186 on December 31, 2006).

h. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

The Company and its subsidiaries are objecting to the constitutional legitimacy of the legislation that enlarged the calculation base for the Social Contribution for Financing of Social Security (COFINS) and the Social Integration Program (PIS) in relation to its revenue and also the rate charged. Management constituted provisioning in the amount of R$ 111,528 (R$ 143,310 on December 31, 2006).

i. Excise Tax (IPI – Imposto sobre produtos industrializados)

The subsidiaries DR – Empresa de Distribuição e Recepção de TV Ltda. and Reyc Comércio e Participações Ltda. are defendants in cases of federal tax assessment notifications relating to discrepancies in classification in the IPI schedule for imported products, and Management has provisioned the amount of R$ 15,837 (R$ 15,726 on December 31, 2006).

In addition to the above mentioned, there are other cases underway for which, on the basis on their legal advisor's opinion (possible risk) and in accordance with Brazilian accounting practices, no provisions were made for contingencies.

The main "possible risk" cases are the following:

a. INSS

The Net Rio Ltda. subsidiary received several NFLDs, for not locating several withholding forms and is defendant in a legal action in the amount of R$ 19,463 (R$ 19,463 on December 31, 2006).

b. Conflict of competences in relation to local taxes ICMS and ISS

The Porto Alegre municipal authorities understand there is ISS incidence instead of ICMS, on Cable TV service provision. Our lawyers' opinion is that the ICMS legislation is clear on this question so there is no risk of losses for the Company. The amount of the assessments is R$ 5,315 (R$ 5,315 on December 31, 2006).

c. Divergence in relation to accessory obligations

The Net Rio Ltda. subsidiary faces a claim for R$ 5,504, questioning that the amounts stated in its tax filing (local acronym DIPJ) in relation to income tax estimates are higher than those reported in its DCTF or higher than the amounts collected for the public exchequer.

d. Payment not demonstrated

Some subsidiaries face claims in relation to social security charges and VAT (locally PIS, COFINS and ICMS) already collected pending documentation totaling R$ 615 (R$ 3,819 on December 31, 2006).

e. Utilization of access provider

An action was brought against Net Belo Horizonte Ltda. to exempt consumers contracting broadband services from the need for an internet access provider in the amount of R$ 3,000 (R$ 3.000 on December 31, 2006).

There are other possible-risk cases in which the total amount involved is R$ 16,041.

There follows a summary of the contingency for which no provision was set aside because the Company’s Management, on the basis of information provided by its outside advisors, believe that there is only a remote chance of losing.

Tax on use of public roads, and aerial and underground space

As of 1999, several municipalities promulgated orders or laws levying contributions on the utilization of public, aerial and underground spaces, including laying and passage of cables, also known as the “Shadow Tax”. Power and telecommunications companies, among others, are liable for this tax.

In all municipalities in which the Company is operating and local legislation has been issued authorizing the "Shadow Tax", the Company has taken legal action questioning the constitutionality and legality of this tax. In these actions, we contend that: (i) the tax interferes with the Brazilian federal government's exclusive authority to legislate for telecommunications; and (ii) the legal nature of the tax is not that of a price, fee or contribution, or public contribution, as defined under Brazilian law. In addition, we believe that the "shadow tax" is unconstitutional, since it is not included in the jurisdiction of municipalities as determined by Brazil’s Federal Constitution.

In Rio de Janeiro we are awaiting a decision on our appeal from the highest court.

In São Paulo three different regulations (normative acts) have been issued authorizing the Shadow Tax. In the actions brought by Net São Paulo Ltda. the results are as follows:

In the action against the 1st law, a court order was not granted by the court of first instance but is awaiting a decision from the court of 2nd instance. In the action against the 2nd law, a favorable decision was annulled by the court of second instance, and is awaiting a ruling from the highest court. In the action against the third "normative act" the decision from the court of 1st instance was favorable and we are awaiting a decision from the court of second instance.

In other municipalities, we obtained six favorable decisions, which the municipalities appealed, and three unfavorable decisions which have appealed.

If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. However, on the basis of its legal advisors’ opinions that the chances of losing the case are remote, management has not set aside provisioning for this contingency.

17. Shareholders’ equity

Share capital

On February 1st, 2007, 1,146,354 common and 1,881,774 preferred shares were issued arising from the fiscal benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., in the amount of R$ 70,404, under the terms of Securities Commission (CVM) Instruction 319/99 so that its share capital was represented by 111,822,137 common and 183,559,312 preferred shares.

The share capital may be increased to a limit of R$ 5,000,000 regardless of any amendment to the articles of incorporation in compliance with article 168 of Law 6,404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law 6,404/76.

The articles of incorporation provide for the distribution of mandatory dividends of 25% of net profits for the period, adjusted in compliance with article 202 of Law 6,404/76, taking the balance available when included in the accumulated amount.

Preferred shares shall be entitled to voting rights exclusively in the following matters: (a) transformation, incorporation, merger or split-off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given to shareholders which exercise the effective power to conduct corporate operation and advice in relation to the Company bodies, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issued at the previously existing proportion between common and preferred shares.

In compliance with the provisions of the Sarbanes-Oxley Act, the Company, on July 12, 2005, approved the installation of a permanent fiscal council comprising a minimum of three and a maximum of five members.

Shareholders’ Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors will be made up of, at least, nine (9) and, at most, twelve (12) effective members and the same number of alternate members, being, at least, twenty per cent (20%) of its Independent Board members as defined in Regulation Level 2 of Bovespa’s Corporate Governance, all of which are Shareholders of Net Serviços de Comunicação S.A., with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A. shares, according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was on March 31, 2007, R$ 27.88 (R$ 24.17 on December 31, 2006). The company reported on March 31, 2007, shareholders’ equity of R$ 1,265,245 and on December 31, 2005, shareholders’ equity was R$ 1,240,225, and the book value of shares was R$ 4.28 and R$ 4.24 respectively.

Special Goodwill Reserve

On December 31, 2006, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 70,404, resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized, on February 1st, 2007, the Board authorized and ratified a capital increase in the amount of R$ 70,404 by capitalizing the tax benefit resulting from amortization of the goodwill due to the acquisition of Globotel Participações S.A. ("Globotel"), as stipulated in section 8 of the Globotel "Protocol of Incorporation". This benefit was obtained by the subsidiaries Net Belo Horizonte Ltda., Net Rio Ltda., Net Brasília Ltda. and Net São Paulo Ltda. during the fiscal year ended December 31, 2006.

Pursuant to CVM Instruction 319/99 and Article 171 of Law 6,404/76, the shares were issued against credit capitalization benefiting the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) ensuring to the other shareholders the faculty of exerting their preemptive right in these shares’ subscription.

18. Statement of changes in shareholders’ equity for the period ended on March 31, 2007

	Number of Shares		Share capital			Capital Reserves

	ON	PN	Subscribe d	To be paid in	Paid in	Goodwill on share issues	Special Goodwill reserve	Premium on issue of debentures	Losses Accumulated	Total

Balances as of December 31, 2006	110,675,783	181,677,538	4,085,564	(12,923)	4,072,641	8,702	292,277	54,945	(3,188,340)	1,240,225

Capital Increase through incorporation
of the special goodwill reserve
	1,146,354	1,881,774	70,404	-	70,404	-	(70,404)	-	-	-

Net profits for the quarter	-	-	-	-	-	-	-	-	25,020	25,020

Balances as of March 31, 2007	111,822,137	183,559,312	4,155,968	(12,923)	4,143,045	8,702	221,873	54,945	(3,163,320)	1,265,245

19. Cost of services rendered

	Consolidated

	03/31/2007	03/31/2006

Subscription
Program scheduling costs	152,787	129,501
Network materials and maintenance	8,282	9,443
Personnel	23,920	21,975
Pole rental	10,083	9,524
Depreciation	61,682	28,835
Amortization	8,199	4,136
Program schedule guide (TV Guide)	2,993	3,312
Third party (outsourced) service	30,875	16,843
Network electrical power	6,390	7,099
Vehicles	3,103	2,839
Telecommunications	18,207	7,156
ECAD	4,632	3,807
Telemar convention	2,634	2,608
Other	1,038	5,801

Cost of services rendered	334,825	252,879

20. Financial results

	Parent Company		Consolidated

	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Income:
Interest on loans to subsidiaries and associated companies	3,342	6,402	-	-
Financial investments	7,028	1,180	14,611	8,504
Arrears interest on late monthly payments	-	-	2,560	2,091
Price level restatements	200	220	277	401
Foreign exchange fluctuations	(525)	(1,141)	(224)	(2,685)
Interest on tax credits	155	230	442	648
Non cumulative PIS and COFINS taxes	-	42	-	42
Discounts obtained	18	2	55	20

	10.218	6,935	17,721	9,021

Expenses:
Financial charges on loans and debentures	(27,241)	(29,808)	(28,388)	(31,305)
Financial expenses – Associated Companies	(29)	(2.732)	-	-
Price level restatements and foreign exchange fluctuations and	(111)	97	(288)	(58)
others
Price level restatements and foreign exchange fluctuations on	13,291	-	14,032	8,116
loans
Financial charges on contingencies	525	165	(1,915)	(3,881)
CPMF tax	(3,177)	(469)	(8,074)	(3,243)
PIS and COFINS taxes on income	(107)	(505)	(174)	(506)
Earnings (losses) from Hedge/Swap operations	(12,405)	(14,363)	(12,405)	(24,401)
IOF tax on bank current account	4,354	4,940	5,340	6,351
Interest on suppliers and taxes	(550)	(17)	(807)	(352)
Discounts extended	-	-	(597)	(4,629)
Price level restatements and foreign exchange fluctuations on	-	-	(323)	2,702
Program scheduling
Other	(1,490)	(103)	(2,654)	(867)

	(26,940)	(42,795)	(36,253)	(52,073)

Net financial expenses	(16,722)	(35,860)	(18,532)	(43,052)

21. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 12,776 for the year ended on March 31, 2007 (R$ 3,255 on March 31, 2006).

22. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the year ended on March 31, 2007, totaled R$ 4,262 (R$ 3,932 on December 31, 2006).

Remuneration:

The Company and its subsidiaries have three complementary remuneration plans as explained below:

(i) Profit sharing plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met. For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals. The main targets of this plan are established to achieve certain amounts of cable TV subscribers (weight 20%), and broadband subscribers (weight 20%), Net Fone Via Embratel customers (20% weight), EBITDA generation (10% weight), Capex (10% weight), and the level of customer satisfaction (weight 10%).

(ii) Complementary long-term profit sharing plan offered to a select number of the Company management, directors and managers, for the purpose of retaining these employees, in 2007 a new cycle will begin when the same criteria of the previous year shall be applied. The provisions for payment of this plan got underway beginning in 2004 and are cumulative until paid off.

(iii) Additional profit-sharing plan: the Company will remunerate operators' employees with up to one additional monthly salary for those qualified to offer Net Fone via Embratel and Virtua (Triple Play). The main targets of this additional plan are to achieve the quantities of the Triple Play product (fifty per cent weight) and the net income per domicile (fifty per cent weight).

In consideration of the goals established, the Management has recorded provisions related to these benefits plans. They are recorded under the heading salaries and social charges and have a balance on March 31, 2007, of approximately R$ 14,358 (R$ 41,600 on December 31, 2006), according to the established payment terms.

The Company has contracted civil liability insurance for acts practiced by its directors and managers– D&O, in the fulfillment of their duties.

23. Interest on own capital

Pursuant to the faculty stipulated by Law No. 9,249/95, the accounting records kept by subsidiaries include interest on own capital based on the Long Term Interest Rate (local acronym TJLP) in force in the year, in the amount of R$ 1,781 (R$ 731 on March 31, 2006), which was entered as financial expenses, as required by fiscal legislation. For the purposes of these financial statements, these interest charges have been eliminated from the year's financial expenses and are being shown in the retained earnings account as a counter-entry for short-term liabilities.

The tax economy generated on this operation during the year was approximately R$ 441 (R$ 181 on March 31, 2006), due to deduction of these taxes in relation to "interest on own capital" credited to shareholders.

24. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. However, a great deal of judgment was required to interpret the market data to produce the most appropriate realization value. As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market. The use of different methodologies could have an effect on the estimated realization values.

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risky assets.

Criteria, premises and limitations in the calculation of the market values.

a) Cash and cash equivalents and financial investments.

The carrying amounts of cash and cash equivalents and financial investments approximate their market values.

b) Recoverable taxes

These are presented at carrying amounts, since there are no parameters for calculation of the market value.

c) Receivable/payable loans

These are shown at carrying amounts since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies.

d) Investments

The market value of the holding in Vivax S.A. was determined on the basis of the stock’s latest quotation on the Bovespa Exchange.
The market value of Investments is identical to their carrying amounts since there are no quotations for them on the market.

e) Loans, financing and debentures

The market value of loans, financing and debentures was calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these notes.

The market values and book balances of financial instruments are shown below:

	Parent Company and Consolidated

	03/31/2007

	Book values	Market value

Vivax S.A.	50,891	249,393
6th issue debentures	604,505	604,505
Guaranteed Perpetual Notes:	310,294	316,323

	965,690	1,170,221

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable control and risks. The Company has swap operations, at an initial value in the amount of US$ 6,300 thousand, reflecting the substitution of the foreign exchange fluctuation by the IGP-M index plus spread in 7 equal installments and several other swap operations having an initial value in the amount of US$ 105,880 thousand, reflected by the exchange of foreign exchange fluctuations by the CDI or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates. On the fiscal year ended March 31, 2007, the company recorded a loss of R$ 12,405 in financial expenses.

g) Limitations

The market values were estimated on the balance sheet date based on “relevant market information”. The changes in the premises could affect the estimates recorded.

ii) Credit risk

The financial instruments, which subject the Company and its subsidiaries to credit risks, are mainly represented by cash and cash equivalents and receivable accounts. The Company and its subsidiaries maintain cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company and its subsidiaries also have a provision for doubtful accounts receivable in the amount of R$ 29,644 (R$ 24,933 on December 31, 2006) corresponding 22% of the balance of outstanding accounts receivable (21% on December 31, 2006).

Consolidated expenses for doubtful accounts receivable totaled R$ 10,346 on March 31, 2007 (R$ 7,966 on March 31, 2006).

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar.

Company income is substantially generated in the local currency, the Real, although the Company and its subsidiaries do have equipment vendors pegged to foreign currencies.

The Company’s foreign currency exposure is shown below:

	Consolidated

	03/31/2007	12/31/2006

US dollar pegged debt:
Loans and financing	310,294	323,619
Equipment vendors	36,355	43,543

Liability exposure	346,649	367,162

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or SELIC).

The Company’s interest exposure is shown below:

03/31/2007

6th issue debentures	604,505
Local currency, real, denominated investments	(413,304)

Liability exposure	191,201

25. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months.

Expenses arising from these contracts are shown below:

Nature of the contracts	03/31/2007	03/31/2006

Offices	2,089	1,815
Poles	11,437	10,774
Information technology outsourcing	8,763	7,210
Customer service center outsourcing	21,312	12,784

26. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Federal Tax Authority, the Finance Departments of the states of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office.

The amounts of the letters of guarantee are shown below:

03/31/2007

Net Rio Ltda.	70,199
Net Campinas Ltda.	16,435
Net Serviços de Comunicação S.A.	7,467
Net São Paulo Ltda.	2,443
Net Belo Horizonte Ltda.	1,032
Net Florianópolis Ltda.	598
Net Goiânia Ltda.	167
Net Sorocaba Ltda.	103
Net Recife Ltda.	53
Net São Carlos Ltda.	49

98,546

27. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of a special review of the financial statements, therefore our independent auditors have not reviewed them.

Total coverage per insurance area is shown below:

		Maximum annual
Area	Main coverage	coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside
	the premises, riots, strikes and restoration of records, open fidelity, electronic
	equipment, furniture and flooding.	57,500
Liabilities	Civil, operating – commercial/industrial establishments, service providers at
	the locations of third parties, employer, contingent risks, civil work sites,
	crossed civil liability, pain and suffering and parking lot valets	2,400
Civil liability of the	Legal defense costs, legal representation expenses and indemnities for

directors and	financial losses caused to third parties owed to errors or omissions incurred in
management	management acts, including worldwide coverage.	20,504

28. Tax losses carry forward

The Company and its subsidiaries have tax losses, negative social contribution tax bases and temporary differences in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statute of limitations.

	03/31/2007		12/31/2006

	Income tax	Social Contribution	Income tax	Social Contribution
		tax		tax

Parent Company	1,150,410	1,484,685	1,139,770	1,471,563
Consolidated	3,249,671	3,709,002	3,221,877	3,677,960

29. Cash flow Statements

With the purpose of providing additional information to the market, which will allow a better understanding of the quarterly information, the Company is presenting the consolidated cash flow statements for the periods ended on March 31, 2007 and 2006, prepared in accordance with the indirect method.

	Parent Company		Consolidated

	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Cash Flows from operating activities
Net income for the period	25,020	7,158	25,020	7,158
Items which do not affect cash
Equity pickup	(25,136)	(48,697)	(2,160)	-
Net interest and foreign exchange fluctuations	(9,238)	5,435	(5,209)	4,788
Interest expenses on loans net of payments	27,396	29,592	27,396	31,089
Loss on hedge instruments	12,405	14,363	12,405	24,401
(Gain)/loss of investment capital	(4,289)	378	-	-
Depreciation and amortization	7,690	8,415	83,163	46,679
Interest on own capital	1,064	-	-	-
Interest in minority shareholdings	-	-	29	12
Deferred income and social contribution taxes	-	-	20,593	12,637
Results from writing off permanent assets	(19)	(14)	1,631	299
Provision for contingencies	(8,929)	(10,351)	(9,213)	(10,097)
Variations in assets and liabilities
(Increase) decrease in accounts receivable	-	-	(8,905)	(1,205)
(Increase) decrease in inventories and other credits	-	-	(19,881)	(2,125)
(Increase) decrease recoverable taxes	1,185	682	12,399	26,304
Decrease dividends received	-	60,466	-	-
(Increase) decrease in other assets	(10,216)	(3,854)	(12,298)	(19,681)
(Increase) decrease in prepaid expenses	447	(1,186)	(8,172)	(4,028)
Increase (decrease) suppliers and program scheduling	2,522	10,854	17,906	25,880
Increase (decrease) in fiscal obligations	(269)	339	(12,791)	(26,901)
Increase (decrease) in salaries and social charges	(16,548)	(3,493)	(24,873)	(3,623)
Increase (decrease) in provisions and other accounts payable	(6,692)	(2,997)	1,960	11,611

Net Cash (used in) provided by operating activities
	(3,607)	67,090	99,000	123,198

Cash flow from Investment activities
Interest held in companies	-	(65,000)	-	-
Acquisition of property, plant and equipment and deferred	(1,224)	(2,599)	(142,836)	(77,052)
charges
Sale of permanent assets	19	31	265	314

Net cash provided by
(used in) Investment activities	(1,205)	(67,568)	(142,571)	(76,738)

	Parent Company		Consolidated

	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Cash flow from financing activities
Loans and Financings – current / non-current
Incoming	-	-	-	-
Payments	(8,767)	(64,293)	(8,767)	(68,021)
Related Parties
Incoming	133,006	21,498	-	-
Payments	(108,903)	(1,375)	-	-

Net cash provided by (used in) finance activities
	15,336	(44,170)	(8,767)	(68,021)

Increase (decrease) in cash and cash equivalents	10,524	(44,648)	(52,338)	(21,561)

Statement of the increase in cash and cash equivalents
At the beginning of the period	252,125	54,812	506,457	302,756
At the end of the period	262,649	10,164	454,119	281,195

Increase (decrease) in cash and cash equivalents	10,524	(44,648)	(52,338)	(21,561)

30. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance.

The Company uses the EBIT and the EBITDA because they are standard statistical measurements, normally declared and widely used in the pay television sector. The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity. Neither measurement represents funds available for dividend distribution, reinvestments or other uses, and is calculated as follows:

	Consolidated

	03/31/2007	03/31/2006

Net income for the period	25,020	7,158
Income and social contribution taxes	25,938	19,842
Equity pickup	(2,160)	-
Net financial expenses (income)	18,532	43,052
Net non operating expenses (income)	1,058	(300)
Interest in minority shareholdings	29	12

EBIT	68,417	69,764
Depreciation and amortization	83,162	46,679

EBITDA	151,579	116,443

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 20.

Balance sheets

(In thousands of Reais

		Consolidated
Account	Description	03/31/2007	12/31/2006
1	Total Assets	3,214,002	3,190,271
1.01	Current Assets	780,412	808,036
1.01.01	Cash and Cash equivalents	454,119	506,457
1.01.01.01	Cash	40,815	25,419
1.01.01.02	Investments and securities	413,304	481,038
1.01.02	Receivables	116,439	104,216
1.01.02.01	Customers	102,198	93,292
1.01.02.01.01	Subscriber Accounts Receivable	247,804	230,074
1.01.02.01.02	Provision for Doubtful Accounts Receivable	(29,644)	(24,933)
1.01.02.01.03	Deferred Revenues	(115,962)	(111,849)
1.01.02.02	Several Credits	14,241	10,924
1.01.02.02.01	Accounts Receivable from Affiliated Company	14,241	10,924
1.01.03	Inventories	72,353	52,473
1.01.04	Other	137,501	144,890
1.01.04.01	Deferred Taxes	101,642	116,466
1.01.04.02	Taxes Recoverable	25,317	17,834
1.01.04.03	Other Current Assets	10,437	10,508
1.01.04.04	Related Parties	0	0
1.01.04.05	Programming Receivables from subsidiaries	105	82
1.01.04.06	Accounts Receivables – Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	0	0
1.02	Non Current Assets	2,433,590	2,382,235
1.02.01	Sundry Credits	592,381	600,960
1.02.01.01	Several Credits	157,208	147,103
1.02.01.01.01	Judicial Deposits	146,922	137,508
1.02.01.01.02	Prepaid Expenses	10,286	9,595
1.02.01.02	Credits with Affiliated Company	4	0
1.02.01.02.01	Credits with Associated Company	0	0
1.02.01.02.02	Credits with Subsidiary	4	0
1.02.01.02.03	Credits with other Affiliated Company	0	0
1.02.01.03	Other	435,169	453,857
1.02.01.03.01	Deferred Taxes	407,662	425,965

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	03/31/2007	12/31/2006
1.02.01.03.02	Other Credits of Values	1,792	1,797
1.02.01.03.03	Accounts Receivable - Sale of Investments	25,715	26,095
1.02.02	Fixed Assets	1,841,209	1,781,275
1.02.02.01	Investments	565,587	568,254
1.02.02.01.01	Investments in Associated Companies	0	0
1.02.02.01.02	Investments in subsidiaries	0	0
1.02.02.01.03	Participation on Subsidiary	128,115	125,955
1.02.02.01.04	Participation on Subsidiary – Goodwill	437,308	442,135
1.02.02.01.05	Other Investments	164	164
1.02.02.02	Property, Plant & Equipment	1,111,998	1,069,482
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	163,624	143,539

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	03/31/2007	12/31/2006
2	Total Liabilities	3,214,002	3,190,271
2.01	Current Liabilities	450,761	440,636
2.01.01	Loans and Financing	2,750	2,919
2.01.02	Debentures	24,505	5,729
2.01.03	Suppliers	243,844	227,760
2.01.04	Taxes and Contributions Payable	58,306	71,098
2.01.04.01	Fiscal Obligations	53,838	47,075
2.01.04.02	Income Tax Payable	4,468	24,023
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	40,589	65,462
2.01.06.01	Payroll and Related Charges	40,589	65,462
2.01.07	Related Parties	1,823	0
2.01.07.03	Accounts Payable to Subsidiaries	1,823	0
2.01.08	Other	78,944	67,668
2.01.08.01	Accounts and Expenses Payable	78,944	67,668
2.02	Non Current Liabilities	1,497,763	1,509,206
2.02.01	Long-term Liability	1,465,060	1,479,715
2.02.01.01	Loans and Financing	307,544	320,700
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.03.01	Programming Payable	0	0
2.02.01.04	Related Parties	0	0
2.02.01.04.01	Related Parties – Subsidiaries	0	0
2.02.01.04.02	Related Parties – Shareholders	0	0
2.02.01.04.03	Related Parties – Subsidiaries	0	0
2.02.01.04.04	Related Parties – Associated Companies	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	577,516	579,015
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0
2.02.01.06.02	Provision for Contingencies	575,715	576,957
2.02.01.06.03	Deferred Income Taxes	4	139
2.02.01.06.04	Provisions and Other Accounts Payable	1,797	1,919
2.02.02	Deferred Income	32,703	29,491
2.03	Minority Shareholders	233	204
2.04	Shareholders Equity	1,265,245	1,240,225
2.04.01	Capital	4,143,045	4,072,641
2.04.02	Capital Reserve	285,520	355,924
2.04.02.01	Special Goodwill Reserve	221,873	292,277
2.04.02.02	Premiums on Issue of Debentures	54,945	54,945

Balance sheets

(In thousands of Reais)

		Consolidated
Account	Description	03/31/2007	12/31/2006
2.04.02.03	Goodwill on Share Issues	8,702	8,702
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiary/ Associated Company	0	0
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal Reserve	0	0
2.04.04.02	Statutory Reserve	0	0
2.04.04.03	Contingencies Reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated Losses	(3,163,320)	(3,188,340)
2.04.06	Advance for Future Capital Increase	0	0

Statements of Income
Years ended March 31, 2007 and 2006
(In thousands of Reais)

		Consolidated
Acocunt	Description	01/01/2007 a 03/31/2007	01/01/2007 a 03/31/2007	01/01/2006 a 03/31/2006	01/01/2006 a 03/31/2006
3.01	Gross Revenue of Sales and Services	721,359	721,359	549,611	549,611
3.02	Taxes and Other Deductions From Revenue	(160,189)	(160,189)	(110,800)	(110,800)
3.03	Net Revenues	561,170	561,170	438,811	438,811
3.04	Cost of goods sold and services rendered	(334,825)	(334,825)	(252,879)	(252,879)
3.05	Gross Profit	226,345	226,345	185,932	185,932
3.06	Operating Expenses / Income	(174,300)	(174,300)	(159,220)	(159,220)
3.06.01	Selling Expenses	(60,852)	(60,852)	(46,513)	(46,513)
3.06.02	General and Administrative	(91,983)	(91,983)	(68,932)	(68,932)
3.06.02.01	General and Administrative Expenses	(83,529)	(83,529)	(61,518)	(61,518)
3.06.02.02	Depreciation and Amortization	(8,454)	(8,454)	(7,414)	(7,414)
3.06.03	Financial	(18,532)	(18,532)	(43,052)	(43,052)
3.06.03.01	Financial Income	17,721	17,721	9,021	9,021
3.06.03.02	Financial Expense	(36,253)	(36,253)	(52,073)	(52,073)
3.06.04	Other Operating Income	1,146	1,146	9,618	9,618
3.06.05	Other Operating Expense	(6,239)	(6,239)	(10,341)	(10,341)
3.06.05.01	Amortization of Goodwill on Investments	(4,827)	(4,827)	(6,294)	(6,294)
3.06.05.02	Other	(1,412)	(1,412)	(4,047)	(4,047)
3.06.06	Equity in net income of associated companies	2,160	2,160	0	0
3.06.06.01	Equity in net income of associated companies	2,160	2,160	0	0
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	52,045	52,045	26,712	26,712
3.08	Non Operating Income/(Loss)	(1,058)	(1,058)	300	300
3.08.01	Non Operating Income	10,164	10,164	7,466	7,466
3.08.02	Non Operating Losses	(11,222)	(11,222)	(7,166)	(7,166)
3.09	Income (loss) Before Income Tax	50,987	50,987	27,012	27,012
3.10	Income Tax Expenses	(5,345)	(5,345)	(7,205)	(7,205)
3.11	Deferred Income Taxes	(20,593)	(20,593)	(12,637)	(12,637)
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Shareholders	(29)	(29)	(12)	(12)
3.15	Net Income (Loss) for the Year	25,020	25,020	7,158	7,158

1. Operating Performance

The Company continues its strategy of accelerated growth, with focus on penetration increase over the existing infrastructure and return on the investments made to acquire new clients. Under this scenario, client bases of Pay TV and Broadband rose by 18% and 84% respectively and the voice client base ended the quarter at 257,400 just 1 year after its launch.

Revenue Generating Unit (“RGU”), defined as the sum of all the services offered by the Company, totaled 3,232,200 at the end of the quarter, against the 2,083,300 in the same period of the previous year. This 55% growth is explained by the increase in the combined offerings, which is accelerating the penetration of diverse services to clients. The RGU ratio, which is the average number of services per client, grew from 1.34 in 1Q06 to 1.66 in this quarter, confirming that the Company’s strategy of increasing the number of services per client has brought expected results.

Pay TV churn rate for the last 12 months fell slightly from 13.5% in 1Q06 to 13.4% in 1Q07. This churn rate, one of the lowest in the global market, is the result of a successful sales strategy, convenience of products and services, besides specific customer loyalty initiatives, even with the current growing level. Of the total disconnections, 50.4% were voluntary requests by clients, being moving to regions where the Company does not operate as the main reason. Broadband churn rate for the last 12 months ended the quarter at 13.8%, a mild increase compared to 13.4% in 1Q06. It still remains at a low level and within a level compatible with the investment made to acquire a new client. Of the total disconnections, 62% were voluntary requests from clients. As in Pay TV, the main reason was moving to regions where the service is not offered.

2. Financial Performance

Net Revenue in this quarter reached R$ 561.2 million, against R$ 438.8 million in the same period in the previous year, a 27.9% increase, reflecting the Company’s growth strategy with the focus being on profitability.

Direct Operating Expenses increased by 20.5%, from R$ 219.9 million in 1Q06 to R$ 264.9 million in this quarter. However, in relation to net revenues, these costs fell from 50% to 47%, confirming that the Company has been gaining economies of scale from this growth. Costs of Programming and Royalties totaled R$ 153.1 million, a 17.9% growth in relation to R$ 129.9 million in 1Q06. This growth is due to the growth in the Pay TV client base, as the cost varies in relation to the number of clients. In addition, in this quarter, there was a unitary cost adjustment by IGP-M, as envisaged in contracts with a few program producers.

Selling General and Administrative Expenses (SG&A) in the quarter were R$ 144.6 million against R$102.5 million in 1Q06, a growth of 41.2% . This growth is explained mainly by greater expenses in relation to commission on sales worth R$ 2.6 million, increase in payroll expenses, charges and benefits worth R$ 6.3 million, due to the 22% increase in staff strength and to the new advertising campaign to bolster the growth strategy, which added R$ 2.9 million to marketing expenses.

Consolidated EBITDA was R$ 151.6 million, 30.2% more than the R$ 116.4 million result posted in 1Q06. The Company continues its organic growth strategy, maintaining the profitability of its investments. EBITDA margin was slightly higher, improving from 26.5% in 1Q06 to 27.0% in 1Q07.

Income Tax and Social Contribution (current and deferred) expenses were R$ 25.9 million against R$ 19.8 million in 1Q06. This decrease is explained mainly by lower tax losses and temporary differences in 1Q07.

Net Income rose from R$ 7.2 million in 1Q06 to R$ 25.0 million in this quarter, reflecting not just better operating results but also better financial results.

Total Debt, considering principal amount and interest, ended the quarter at R$ 914.8 million, and the short-term amortization regards only interest under perpetual bonds and debentures. Cash and Cash Equivalents ended the quarter at R$ 454.1 million, an increase of 61.5% in relation to R$ 281.2 million in 1Q06. Net Debt at the end of the quarter was R$ 460.7 million, an increase of 26.9% in relation to R$ 363.0 million in 1Q06. The net debt to EBITDA (accumulated in the last 12 months) ratio at the end of the quarter was 0.84x.

Cash disbursements in 1Q07 towards Investments (CAPEX) totaled R$ 142.8 million, of which R$ 28.0 million was allocated for bidirecting the network and expanding digital services. The remaining was distributed among subscriber sign-in costs (84%), installation of internal network (3%), Vírtua Center (5%) and I.T. and other investments (8%).

3. Variations in the main Balance Sheet Accounts

The 28% rise in Inventories, from R$ 52.5 million in 4Q06 to R$ 72.4 million in 1Q07, is mainly due to the R$ 17.2 million increase in network maintenance materials.

The 45% decrease in Taxes Recoverable in the short-term, from R$ 30.9 million in 4Q06 to R$ 16.9 million in 1Q07, is mostly explained by the compensation of the prepayment of Income Tax and Social Contribution regarding the fiscal year 2006.

The 42% increase in Prepaid Expenses, from R$ 17.8 million in 4Q06 to R$ 25.3 million in 1Q07, refers to advertising expenses.

The 38% decrease in payroll and social charges, from R$ 65.5 million in 4Q06 to R$ 40.6 million in 1Q07, is mainly explained by the R$ 27.2 million decrease for the additional payment in relation to the profit sharing program in 2006, offset by the R$ 2.3 million increase in the provision for Christmas bonus.

The growth in short-term debentures balance, from R$ 5.7 million in 4Q06 to R$ 24.5 million in1Q07, is related to the interest recorded in the period.

The 81% decrease in provision for income tax and social contribution from R$24.0 million in 4Q06 to R$ 4.5 million in 1Q07 is a result of the utilization of fiscal losses during the fiscal year 2006.

The 13% increase in provision balance and other short-term payables, from R$ 25.2 million in 4Q06 to R$ 31.9 million in 1Q07, was mainly a result of the SWAP operation due to the US dollar variation regarding the hedge agreement debt over the perpetual bonds.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

OTHER RELEVANT INFORMATIONS

SHARE OWNERSHIP ON 03/31/2007

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON*	%	PN**	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57,029,290	51.0%	0	0	57,029,290	19.3%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,880,731	1.7%	0	0	1,880,731	0.6%
DISTEL HOLDING S.A.	9,685,782	8.7%	0	0	9,685,782	3.3%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,081,588	1.9%	15,823,677	8.6%	17,905,265	6.1%
EMBRATEL PARTICIPAÇÕES S.A.	40,424,873	36.1%	12,090,947	6.6%	52,515,820	17.8%
OTHER SHAREHOLDERS	719,873	0.6%	155,644,688	84.8%	156,364,561	52.9%

TOTAL SHARES	111,822,137	100.0%	183,559,312	100.0%	295,381,449	100.0%

ON AND PN AS % OF TOTAL	37.9%		62.1%		100.00%

* ON: Common Shares, have voting rights at general meetings.
** PN: Preferred Shares, preference to receive profits or refund of capital if company dissolved, do not grant or restrict voting rights.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 03/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	72,077,168	25.9	0	0	72,077,168	8.6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	25.1	0	0	70,093,585	8.4
EMBRATEL PARTICIPAÇÕES S.A.	136,595,428	49.0	557,532,361	100.0	694,127,789	83.0
TOTAL SHARES	278,766,181	100.0	557,532,361	100.0	836,298,542	100.0
ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.

SHARE OWNERSHIP ON 03/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0
TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 03/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GLOBO RIO PARTICIPAÇÕES E SERVIÇOS LTDA	333,666	99.9	665,334	99.9	999,000	99.9
OTHER SHAREHOLDERS	334	0.1	666	0.1	1,000	0.1

TOTAL SHARES	334,000	100.0	666,000	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

GLOBO RIO PARTICIPAÇÕES E SERVIÇOS LTDA
COMPOSITION OF HOLDINGS ON 03/31/2007

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
ROBERTO IRINEU MARINHO	383,446,500	33.34	383,446,500	33.34	766,893,000	33.34
JOÃO ROBERTO MARINHO	383,446,500	33.33	383,446,500	33.33	766,893,000	33.33
JOSE ROBERTO MARINHO	383,446,500	33.33	383,446,500	33.33	766,893,000	33.33

TOTAL	1,150,339,500	100.00	1,150,339,500	100.00	2,300,679,000	100.00

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. SHARE OWNERSHIP ON 03/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0
TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148,345,890	28.95	118,103,553	24.80	266,449,443	26.95
NEW STARTEL PARTICIPAÇÕES S.A.	5,619,209	1.10	4,470,908	0.94	10,090,117	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	114,368,210	22.32	90,996,760	19.11	205,364,970	20.77
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628	44.97	2,661,105	0.56	233,113,733	23.58
TREASURY SHARES	0	0	1,208,556	0.25	1,208,556	0.12
OTHER SHAREHOLDERS	13,694,395	2.66	258,837,440	54.34	272,531,835	27.56

TOTAL SHARES	512,480,332	100.0	476,278,322	100.0	988,758,654	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A DE C.V.
SHARE OWNERSHIP ON 03/31/2007

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	33,477,562	25.21

TOTAL SHARES	132,772,367	100.0

STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 03/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	3,987,194,182	99.99
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01

TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 03/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	1,427,049,923	99.99
NEW STARTEL PARTICIPAÇÕES S.A.	1	0.01

TOTAL SHARES	1,427,049,924	100.0

SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	295,381,449
SHARES IN CIRCULATION (ON)	719,873
SHARES IN CIRCULATION (PN)	155,644,688
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 09/30/2006	52.94%

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTOR ON 03/31/2007*

DESCRIPTION	ASSET	QUANTIT
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	111,102,264 27,914,624 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

* Reflects lots of 15 shares bundled into 1 share on August 1, 2006

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTORS ON 03/31/2007

DESCRIPTION	ASSET	QUANTIT
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	1,602,429,762 379,504,954 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	24 2,000 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 291,531 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.